Subject to Completion

Preliminary Pricing Supplement dated November 3, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Conditional Participation Notes

Linked to the United States dollar value of the European Union euro

due December     , 2009

(the “Notes”)

$10.00 principal amount per unit

The Notes:

•

The Notes are designed for investors who seek 100% principal protection on their investment at maturity and who want 1-to-1 exposure to moderate increases in the value of the United States dollar relative to the European Union euro (i.e., moderate decreases in the value of the exchange rate, as described herein) from the initial exchange rate to the final exchange rate, provided that the final exchange rate is not less than the threshold value. If the final exchange rate is less than the threshold value, the Notes will pay a fixed return of $0.30 per unit (or 3% of the principal amount per unit). The initial exchange rate will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”), and the final exchange rate will be determined on a valuation day shortly before the maturity date.

•

The threshold value will be a value that is between 8% and 15% less than the initial exchange rate. The actual threshold value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

•	The Notes will have 100% principal protection on the maturity date.

•	There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation.

•

The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and part of a series entitled “Medium-Term Notes, Series C”. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Merrill Lynch & Co., Inc. The Notes will have the CUSIP No.                 .

•	The settlement date for the Notes is expected to be December , 2008.*

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based on the direction of and percentage change in the value of the exchange rate from the Pricing Date to a valuation day shortly before the maturity date.

•	On the maturity date, you will receive the $10 principal amount per unit and may receive a conditional supplemental payment. If the value of the final exchange rate on such valuation day:

•	is less than the initial exchange rate and greater than or equal to the threshold value, the conditional supplemental payment will equal $10 multiplied by the percentage change of the exchange rate.

•	is less than the threshold value, the conditional supplemental payment will equal $0.30 per unit.

•	is greater than or equal to the initial exchange rate, the conditional supplemental payment will equal zero.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.125	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.875	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.950 and $0.075 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

* Depending on the Pricing Date, which may be in November or December 2008, the settlement date may occur in November or December 2008 and the maturity date may occur in November or December 2009. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

The date of this pricing supplement is November     , 2008.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
RECENT DEVELOPMENTS	PS-11
DESCRIPTION OF THE NOTES	PS-12
THE EXCHANGE RATE	PS-17
UNITED STATES FEDERAL INCOME TAXATION	PS-18
ERISA CONSIDERATIONS	PS-22
USE OF PROCEEDS AND HEDGING	PS-22
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-23
EXPERTS	PS-23
INDEX OF CERTAIN DEFINED TERMS	PS-24

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Conditional Participation Notes Linked to the United States dollar value of the European Union euro due December     , 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Exchange Rate (as defined herein) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and part of a series entitled “Medium-Term Notes, Series C” and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co. The Notes are expected to mature in December 2009. Depending on the Pricing Date, which may occur in November or December 2008, the settlement date may occur in November or December 2008 and the maturity date may occur in November or December 2009. Any reference in this pricing supplement to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes at an earlier date. We will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10.00 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the Exchange Rate and what does the Exchange Rate reflect?

Merrill Lynch Capital Services, Inc., as calculation agent (“MLCS” or the “Calculation Agent”), will determine the Exchange Rate as described in the section entitled “Description of the Notes” in this pricing supplement. The Exchange Rate reflects the number of United States dollars required in an exchange for one European Union euro. The Exchange Rate decreases as the value of the United States dollar appreciates relative to the European Union euro. Conversely, the Exchange Rate increases as the value of the United States dollar depreciates relative to the European Union euro.

How has the Exchange Rate performed historically?

We have included a graph showing the historical daily values of the Exchange Rate from January 2003 through September 2008 in the section entitled “The Exchange Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the United States dollar value of the European Union euro in various economic environments; however, past performance of the Exchange Rate is not necessarily indicative of how the Exchange Rate will perform in the future. In deciding whether to invest in the Notes, you should have a view as to the direction of, and percentage change in the value of the Exchange Rate.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” you will be entitled to receive on the maturity date will equal the $10.00 principal amount per unit plus the “Conditional Supplemental Payment”, if any.

Conditional Supplemental Payment

If the Final Exchange Rate is less than the Initial Exchange Rate and greater than or equal to the Threshold Value, the Conditional Supplemental Payment will equal:

$10 ×	(	Initial Exchange Rate – Final Exchange Rate	)
Initial Exchange Rate

If the Final Exchange Rate is less than the Initial Exchange Rate but also less than the Threshold Value, the Conditional Supplemental Payment will equal $0.30 (the “Threshold Payment”).

If the Final Exchange Rate is greater than or equal to the Initial Exchange Rate, the Conditional Supplemental Payment will be zero.

In no case will the Conditional Supplemental Payment be less than zero.

The “Threshold Value” will represent a value that is between 8% and 15% less than the Initial Exchange Rate. The actual Threshold Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Initial Exchange Rate” will equal the value of the Exchange Rate on the Pricing Date. The actual Initial Exchange Rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Final Exchange Rate” will be the value of the Exchange Rate on the Valuation Date.

The “Valuation Date” will be the fifth scheduled Business Day immediately prior to the maturity date of the Note, determined as of the Pricing Date. The actual Valuation Date will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

No. You will not receive any interest payments on the Notes, but you will instead receive the Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to receive the Conditional Supplemental Payment per unit, if any.

Examples

Set forth below are four examples of Redemption Amount calculations per $10.00 principal amount per unit of the Notes, reflecting the $0.30 per unit Threshold Payment and assuming (1) a hypothetical Initial Exchange Rate of 1.2623, the value of the Exchange Rate on October 24, 2008; and (2) a hypothetical Threshold Value equal to 1.1171 (the hypothetical Threshold Value is rounded to four decimal places) or 11.5% less than the hypothetical Initial Exchange Rate (the midpoint of the expected range of 8% to 15% less than the Initial Exchange Rate)

Example 1—The hypothetical Final Exchange Rate is 5% greater than the hypothetical Initial Exchange Rate (the hypothetical Final Exchange Rate is rounded to four decimal places):

Hypothetical Initial Exchange Rate: 1.2623

Hypothetical Final Exchange Rate: 1.3254

Hypothetical Threshold Value: 1.1171

Conditional Supplemental Payment = $0.00
Redemption Amount (per unit) = $10.00 + $0.00 = $10.00	(Conditional Supplemental Payment cannot be less than zero)

Example 2—The hypothetical Final Exchange Rate is 2% less than the hypothetical Initial Exchange Rate and therefore greater than the hypothetical Threshold Value (the hypothetical Final Exchange Rate is rounded to four decimal places):

Hypothetical Initial Exchange Rate: 1.2623

Hypothetical Final Exchange Rate: 1.2371

Hypothetical Threshold Value: 1.1171
Conditional Supplemental Payment = $10 ×	(1.2623 – 1.2371)	= $0.20
1.2623

Redemption Amount (per unit) = $10.00 + $0.20 = $10.20

Example 3—The hypothetical Final Exchange Rate is 11.50% less than the hypothetical Initial Exchange Rate and therefore equal to the hypothetical Threshold Value (the hypothetical Final Exchange Rate is rounded to four decimal places):

Hypothetical Initial Exchange Rate: 1.2623

Hypothetical Final Exchange Rate: 1.1171

Hypothetical Threshold Value: 1.1171
Conditional Supplemental Payment = $10 ×	(1.2623 – 1.1171)	= $1.15
1.2623

Redemption Amount (per unit) = $10.00 + $1.15 = $11.15

Example 4—The hypothetical Final Exchange Rate is 11.51% less than the hypothetical Initial Exchange Rate and therefore less than the hypothetical Threshold Value (the hypothetical Final Exchange Rate is rounded to four decimal places):

Hypothetical Initial Exchange Rate: 1.2623

Hypothetical Final Exchange Rate: 1.1170

Hypothetical Threshold Value: 1.1171

Conditional Supplemental Payment = $0.30 (the Threshold Payment)

Redemption Amount (per unit) = $10.00 + $0.30 = $10.30

What about taxes?

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

•

You and ML&Co. agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat the Notes for all tax purposes as a debt instrument.

•

If you use the cash method of accounting for United States federal income tax purposes, the amount payable at maturity with respect to a Note in excess of the principal amount thereof, if any, should generally be includible in income as ordinary interest on the date the amount payable at maturity is received by you.

•

If you report income for United States federal income tax purposes under the accrual method, you generally should be required to accrue original issue discount on a Note based upon an estimated yield on a straight-line basis unless an election is made by you to accrue the original issue discount under a constant yield method (based on daily compounding).

For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, the volatility of the Exchange Rate, the expectations of the amount, if any, by which the Exchange Rate will change, and the perceived creditworthiness of the issuer. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive less, and potentially substantially less, than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where the Exchange Rate has not changed and there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of MLCS?

Merrill Lynch Capital Services, Inc. (“MLCS” or the “Calculation Agent”) will serve as calculation agent for purposes of determining the Initial Exchange Rate, the Final Exchange Rate and calculating the Conditional Supplemental Payment, if any. Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you. In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of ML&Co. and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co.

You may not earn a return on your investment

You will only earn a return on the Notes if the Final Exchange Rate is less than the Initial Exchange Rate. The Final Exchange Rate will be determined on the Valuation Date shortly before the maturity date of the Notes. If the Final Exchange Rate on the Valuation Date is greater than or equal to the Initial Exchange Rate, the Conditional Supplemental Payment will be $0 and your investment will yield no return. This will be true even if the value of the Exchange Rate was less than the Initial Exchange Rate at some time during the term of the Notes, but not on the Valuation Date.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in foreign currency exchange rates, and these views may be communicated to clients of our affiliates in the ordinary course of their business. However, such views are subject to change from time to time. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Exchange Rate from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return on the Notes is limited

The Notes offer 1-to-1 exposure to decreases in the value of the Exchange Rate from the Initial Exchange Rate to the Final Exchange Rate, but only if the Final Exchange Rate is not less than the Threshold Value. The opportunity to participate in the possible decrease in the value of the Exchange Rate through an investment in the Notes will be limited because in no event will the return exceed a Conditional Supplemental Payment of $0.80 to $1.50 per unit (or 8% to 15% of the principal amount per unit) regardless of any percentage decrease in the value of the Exchange Rate. As such, in deciding whether to invest in the Notes, you should have a view as to the direction of and percentage change in the value of the Exchange Rate, and anticipate that the value of the Exchange Rate will be less than the Initial Exchange Rate but not less than the Threshold Value on the Valuation Date.

If the Final Exchange Rate is less than the Threshold Value, the Notes will pay a fixed return equal to the Threshold Payment of $0.30 per unit (or 3% of the principal amount per unit). If the Final Exchange Rate is greater than or equal to the Initial Exchange Rate, you will receive no Conditional Supplemental Payment and hence, no return on the Notes.

The return on your Notes depends on the Exchange Rate, which is affected by many complex factors outside of our control

The value of any currency exchange rate may be affected by complex political and economic factors. The Exchange Rate is at any moment a result of the supply and demand for the European Union euro relative to the United States dollar, and changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in countries that comprise the European Union, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments in those countries and other countries important to international trade and finance.

Even though currency trades around-the-clock, your Notes will not trade around-the-clock and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the United States dollar and European Union euro are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Exchange Rate. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the value of the Exchange Rate.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the maturity date. This may affect the price you receive.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Exchange Rate and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Exchange Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Exchange Rate increases or decreases from Initial Exchange Rate. However, if you choose to sell your Notes when the value of the Exchange Rate is less than the Initial Exchange Rate, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Exchange Rate will continue to fluctuate until the Final Exchange Rate is determined.

Changes in the volatility of the Exchange Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Exchange Rate increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. If interest rates increase or decrease in the countries that comprise the European Union or in the United States, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries that comprise the European Union or the United States, which may affect the value of the Exchange Rate, and therefore the trading value of the Notes.

As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade at a value greater than that which would be expected based on the value of the Exchange Rate. This difference will reflect a “time premium” due to expectations concerning the value of the Exchange Rate during the period before the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value over the term of the Notes of the Exchange Rate, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Exchange Rate will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Merrill Lynch Capital Services, Inc. (“MLCS” or the “Calculation Agent”), our subsidiary, is our agent for the purposes of determining the Initial Exchange Rate, the Final Exchange Rate and calculating the Conditional Supplemental Payment, if any. Under certain circumstances, MLCS as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Exchange Rate is unavailable. See the section entitled “Description of the Notes—Discontinuation of the European Union euro” in this pricing supplement. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Conditional Supplemental Payment, if any, due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

RECENT DEVELOPMENTS

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 of a share of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America. The transaction is expected to close on or after December 31, 2008, subject to shareholder approval and customary closing conditions, including standard regulatory approvals.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York Mellon has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on December     , 2009. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10.00 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund. The Notes are 100% principal protected on the maturity date.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to the Redemption Amount, per unit.

Determination of the Redemption Amount

The “Redemption Amount” to which you will be entitled to receive on the maturity date will equal the $10.00 principal amount per unit plus the “Conditional Supplemental Payment”, per unit, if any.

Conditional Supplemental Payment

(a) If the Final Exchange Rate is less than the Initial Exchange Rate and greater than or equal to the Threshold Value, the Conditional Supplemental Payment will equal:

$10 ×	(	Initial Exchange Rate – Final Exchange Rate	)
Initial Exchange Rate

(b) If the Final Exchange Rate is less than the Initial Exchange Rate but also less than the Threshold Value, the Conditional Supplemental Payment will equal $0.30 (the “Threshold Payment”).

(c) If the Final Exchange Rate is greater than or equal to the Initial Exchange Rate, the Conditional Supplemental Payment will be zero.

In no case will the Conditional Supplemental Payment be less than zero.

The “Threshold Value” will be a value that is between 8% and 15% less than the Initial Exchange Rate. The actual Threshold Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Initial Exchange Rate” will equal the value of the Exchange Rate on the Pricing Date. The actual Initial Exchange Rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Final Exchange Rate” will be the value of the Exchange Rate on the Valuation Date.

The “Valuation Date” will be the fifth scheduled Business Day immediately prior to the maturity date of the Notes. The actual Valuation Date will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

The “Exchange Rate” is the number of United States dollars for which one European Union euro can be exchanged, as reported by Reuters Group PLC on page ECB37 under “USD”, or any substitute page thereto, at approximately 2:15 p.m., Frankfurt time. The Exchange Rate increases as the value of the United States dollar depreciates relative to the European Union euro and the Exchange Rate decreases as the value of the United States dollar appreciates relative to the European Union euro.

If the Exchange Rate is not so quoted on page ECB37 under “USD”, or any substitute page thereto, then the Exchange Rate used to determine the Initial Exchange Rate or the Final Exchange Rate, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 2:15 p.m., Frankfurt time, on the relevant date for the purchase or sale for deposits in the European Union euro by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 2:15 p.m., Frankfurt time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the European Union euro. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 2:15 p.m., Frankfurt time, on the relevant date.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Payout Profile

The graph below reflects the hypothetical returns on the Notes, including the Threshold Payment equal to $0.30 per unit, and assuming a Threshold Value that is 11.5% less than the Initial Exchange Rate, the midpoint of the range of 8% and 15%. The blue line reflects the hypothetical returns on the Notes, while the gray line reflects the hypothetical returns of a direct investment in the Exchange Rate with no minimum Redemption Amount.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Initial Exchange Rate, Final Exchange Rate, Threshold Value and the term of your investment. An increase in the value of the United States dollar relative to the European Union euro represents a decrease in the Exchange Rate (i.e., fewer United States dollars are required to exchange for one European Union euro).

Hypothetical Payments at Maturity

The following table illustrates, for a hypothetical Initial Exchange Rate of 1.2623 (the closing value of the Exchange Rate on October 24, 2008) and a range of hypothetical Final Exchange Rates:

•	the percentage change from the hypothetical Initial Exchange Rate to the hypothetical Final Exchange Rate;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	a Threshold Payment of $0.30 per Note; and

•	the pretax annualized rate of return to holders of the Notes.

The table below assumes a hypothetical Threshold Value of 1.1171 (a value that is 11.5% less than the hypothetical Initial Exchange Rate, the midpoint of the expected range of 8% to 15% less than the Initial Exchange Rate).

Hypothetical Final Exchange Rate	Percentage change from the hypothetical Initial Exchange Rate to the hypothetical Final Exchange Rate	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)
1.5779	25.0%	$10.00	0.00%	0.00%
1.5148	20.0%	$10.00	0.00%	0.00%
1.4516	15.0%	$10.00	0.00%	0.00%
1.3885	10.0%	$10.00	0.00%	0.00%
1.3254	5.0%	$10.00	0.00%	0.00%
1.3128	4.0%	$10.00	0.00%	0.00%
1.3002	3.0%	$10.00	0.00%	0.00%
1.2875	2.0%	$10.00	0.00%	0.00%
1.2749	1.0%	$10.00	0.00%	0.00%
1.2623 (2)	0.0%	$10.00 (4)	0.00%	0.00%
1.2497	–1.00%	$10.10	1.00%	1.00%
1.2371	–2.00%	$10.20	2.00%	1.99%
1.2118	–4.00%	$10.40	4.00%	3.96%
1.1613	–8.00%	$10.80	8.00%	7.85%
1.1361	–10.00%	$11.00	10.00%	9.76%
1.1171 (3)	–11.50%	$11.15 (5)	11.50%	11.19%
1.0730	–15.00%	$10.30 (6)	3.00%	2.98%
0.8836	–30.00%	$10.30	3.00%	2.98%
0.7574	–40.00%	$10.30	3.00%	2.98%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from October 27, 2008 to October 27, 2009, a term expected to be similar to that of the Notes.
(2)	This is the hypothetical Initial Exchange Rate, the value of the Exchange Rate on October 24, 2008. The actual Initial Exchange Rate will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(3)	This is the hypothetical Threshold Value, a value that is 11.5% less than the hypothetical Initial Exchange Rate (the midpoint of the expected range of 8% to 15%). The actual Threshold Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	The amount you receive on the maturity date will not be less than $10.00 per unit.
(5)	The amount you receive on the maturity date will not be greater than $11.15 per unit for the assumed hypothetical Threshold Value of 11.5% less than the Initial Exchange Rate.
(6)	This is the Redemption Amount reflecting a Conditional Supplemental Payment equal to the Threshold Payment per unit of $0.30.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Initial Exchange Rate, Final Exchange Rate, Threshold Value and the term of your investment.

Discontinuation of the European Union euro

In the event the European Union euro is replaced by a successor monetary unit (the “New Currency”) as the legal tender of the countries that comprise the European Union, the Calculation Agent will, when determining the cumulative return, calculate the Final Exchange Rate by using the exchange rate of the United States dollar relative to the New Currency on the Valuation Date, multiplied by the number of units of the European Union euro represented by one unit of the New Currency. No other changes will be made to the terms of the Notes as a result of such replacement.

As an example of the calculation described above, if the European Union euro is replaced by a New Currency, and one unit of the New Currency has a value equal to 1,000 units of the European Union euro, the Final Exchange Rate would be calculated by using the applicable exchange rate of the New Currency (relative to the United States dollar) multiplied by 1,000.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the Redemption Amount, per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE EXCHANGE RATE

The “Exchange Rate” is the number of United States dollars for which one European Union euro can be exchanged, as reported by Reuters Group PLC on page ECB37 under “USD”, or any substitute page thereto, at approximately 2:15 p.m., Frankfurt time. The Exchange Rate increases when the value of the United States dollar depreciates relative to the European Union dollar and the Exchange Rate decreases when the value of the United States dollar appreciates relative to the European Union euro.

The following table sets forth the historical monthly high and low values of the Exchange Rate as reported by Bloomberg L.P. in the period from January 2003 through September 2008. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the value of the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	2003		2004		2005		2006		2007		2008
January	1.0853	1.0362	1.2818	1.2350	1.3465	1.2963	1.2307	1.1820	1.3273	1.2893	1.4869	1.4454
February	1.0884	1.0688	1.2842	1.2424	1.3259	1.2757	1.2091	1.1847	1.3242	1.2929	1.5193	1.4485
March	1.1054	1.0524	1.2457	1.2128	1.3458	1.2898	1.2190	1.1888	1.3385	1.3090	1.5845	1.5204
April	1.1184	1.0695	1.2365	1.1842	1.3087	1.2812	1.2634	1.2092	1.3652	1.3330	1.5991	1.5572
May	1.1909	1.1233	1.2264	1.1822	1.2958	1.2304	1.2928	1.2587	1.3604	1.3429	1.5795	1.5392
June	1.1869	1.1428	1.2322	1.2006	1.2286	1.2032	1.2918	1.2506	1.3541	1.3302	1.5794	1.5380
July	1.1563	1.1179	1.2452	1.2018	1.2241	1.1902	1.2810	1.2505	1.3827	1.3599	1.5938	1.5576
August	1.1387	1.0857	1.2374	1.2011	1.2471	1.2153	1.2892	1.2714	1.3798	1.3426	1.5576	1.4653
September	1.1657	1.0809	1.2436	1.2058	1.2542	1.2013	1.2873	1.2665	1.4267	1.3605	1.4774	1.3998
October	1.1812	1.1580	1.2807	1.2285	1.2179	1.1918	1.2762	1.2513	1.4487	1.4048
November	1.1996	1.1416	1.3297	1.2744	1.2073	1.1670	1.3242	1.2718	1.4872	1.4425
December	1.2595	1.1978	1.3637	1.3226	1.2013	1.1718	1.3343	1.3080	1.4758	1.4329

The following graph sets forth the historical performance of the Exchange Rate using daily values for the period from January 2003 through September 2008. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the value of the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes. On October 24, 2008, the Exchange Rate as reported on Bloomberg L.P. was 1.2623 United States dollars per European Union euro.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. Furthermore, the discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, entities that are classified as partnerships, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. This discussion only deals with U.S. Holders who are original purchasers of the Notes. The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

In any event, notwithstanding anything to the contrary herein, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

General. Since the amount payable on the maturity date with respect to a Note in excess of the principal amount thereof, if any, will be determined by reference to the value of the Exchange Rate, the Notes generally should be subject to the rules set forth in Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”). However, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing and amount of income, gain or loss that must be recognized by a taxpayer from holding a short-term debt instrument that provides for one or more foreign currency-related contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to the Notes, the United States federal income tax consequences of the purchase, ownership and disposition of the Notes generally should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States federal income tax law. Nevertheless, the proper United States federal income tax treatment of the Notes is uncertain and prospective investors in the Notes are urged to consult their own tax advisors regarding the proper United States federal income tax treatment of an investment in the Notes.

Cash Method U.S. Holders. For U.S. Holders using the cash method of tax accounting, the amount payable at maturity with respect to a Note in excess of the principal amount thereof, if any, generally should be includible in income as ordinary interest on the date that the amount payable at maturity is received by the U.S. Holder. Upon a sale or exchange of a Note prior to maturity, the amount of the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Note (generally the amount of the U.S. Holder’s initial investment in the Note) should be recognized as taxable gain or loss. Any portion of such gain or loss that is attributable to changes in the value of the Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Notwithstanding the foregoing, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of such sale or exchange. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, if any, will be calculated by reference to the value of the Exchange Rate, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes on the maturity date or upon a sale or exchange prior to the maturity date should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), ML&Co. intends to report any payments received upon a sale, exchange or other disposition of the Notes prior to maturity entirely as gross proceeds.

Accrual Method U.S. Holders. For U.S. Holders using the accrual method of tax accounting, and for certain other U.S. Holders including banks and dealers in securities, original issue discount on a Note should be accrued on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon a sale or exchange of a Note prior to the maturity date, gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) should be recognized in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount previously included in income by the U.S. Holder. Any portion of such gain or loss that is attributable to changes in the value of the Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, if any, will be calculated by reference to the value of the Exchange Rate, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes on the maturity date or upon a sale or exchange prior to the maturity date should be treated as exchange gain or loss, which would be characterized as ordinary income or loss. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), ML&Co. intends to report any payments received upon a sale, exchange or other disposition of the Notes prior to maturity entirely as gross proceeds.

Due to the uncertainty regarding the proper United States federal income tax treatment of the Notes, prospective investors in the Notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of the Notes.

Tax Return Disclosure Regulations. Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as a loss realized with respect to the Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, if any, will be determined by reference to the value of the Exchange Rate, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss from the Notes. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, and in particular whether a U.S. Holder may be required to take into account any amount of accrued original issue discount, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase or carry the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be  made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Bank of America	PS-11
Business Day	PS-12
Calculation Agent	PS-3
Conditional Supplemental Payment	PS-4
Exchange Rate	PS-13
FDIC	PS-3
Final Exchange Rate	PS-4
Initial Exchange Rate	PS-4
Merger Agreement	PS-11
MLCS	PS-3
New Currency	PS-15
Notes	PS-1
Pricing Date	PS-1
Redemption Amount	PS-4
Reference Banks	PS-13
Threshold Value	PS-4
Threshold Payment	PS-4
Valuation Date	PS-4

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Conditional Participation Notes

Linked to the United States dollar value of the European Union euro

due December     , 2009

(the “Notes”)

$10.00 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

November     , 2008